July 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeanne Bennett
Paul Fischer
Celeste M. Murphy
Kate Tillan

Re:	Renalytix AI plc
Registration Statement on Form F-1
File No. 333-239414

Acceleration Request
	Requested Date:	July 16, 2020
	Requested Time:	4:00 PM, Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters, hereby join Renalytix AI plc in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-1 (File No. 333-239414) (the “Registration Statement”) to become effective on July 16, 2020, at 4:00 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Kyle Finegan
Name: Kyle Finegan
Title: Vice President

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith Lister
Name: Keith Lister
Title: Managing Director

cc:	James McCullough, Renalytix AI plc

O. James Sterling, Renalytix AI plc

Michael D. Maline, Goodwin Procter LLP

Thomas S. Levato, Goodwin Procter LLP

Andrew Harrow, Goodwin Procter (UK) LLP

Marc Recht, Cooley LLP

Alison A. Haggerty, Cooley LLP

Claire Keast-Butler, Cooley (UK) LLP